SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 15, 2001

MAXXAM GROUP HOLDINGS INC.

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

333-18723

(Commission File Number)

76-0518669

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 5. Other Events.

Any capitalized terms used herein have the same meaning assigned to them in the Company's Form 10-K for the fiscal year ended December 31, 2000.

In connection with the consummation of the Headwaters Agreement, the state of California agreed to purchase a portion of Pacific Lumber's Grizzly Creek grove. The sale of the Grizzly Creek acreage was completed on November 15, 2001. Pacific Lumber will receive an aggregate of $19.8 million as a result of such sale.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM GROUP HOLDINGS INC.
(Registrant)


Date: November 16, 2001   By: /s/ Bernard L. Birkel
                                                     Bernard L. Birkel
                                                           Secretary